
Mail Stop 3720

December 3, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

> **Re: VIASPACE Green Energy Inc.**
> **Amendment No. 6 to Form S-1**
> **Filed November 25, 2009**
> **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letter dated November 25, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 6 to Form S-1.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 7

1. We note your response to comment two from our letter dated November 23, 2009. It is not clear why you believe that Mr. Chang's transfer of the remaining 30% interest in IPA BVI is not conditioned upon his receipt of the cash payment when both are scheduled to occur at the second closing. Clarify why the 30% interest in IPA BVI has not been transferred to the company and whether it will be prior to payment of the cash owed to Mr. Chang.

2. We note your response to comment two from our letter dated November 23, 2009 and the revised disclosure on pages eight and 50 reflecting your belief that the closing conditions to VIASPACE, Inc. and your obligations to consummate the second closing have been satisfied. However, your disclosure on page seven and your response dated November 20, 2009 to comment one from our letter dated

November 10, 2009 each indicate that certain of the closing conditions cannot be satisfied until the closing. Therefore, revise your disclosure to indicate, if true, that you and VIASPACE, Inc. have each agreed to waive any unsatisfied closing conditions regardless of whether the second closing occurs. Alternatively, please revise your disclosure as previously requested to reflect the possibility that if the second closing does not occur you may be required to return the equity securities representing your 70% interest in IPA BVI to Mr. Chang.

3. Clarify whether the company has complete control over the assets of IPA BVI. Confirm through clarifying disclosure that there is no restriction on the company's ability to transfer or capitalize on the assets of IPA BVI prior to payment of the cash owed to Mr. Chang.

4. The prospectus does not reflect the additional disclosure proposed in your response dated November 20, 2009 to comment two from our letter dated November 10, 2009. Please revise your disclosure to quantify the amount (including interest) VIASPACE, Inc. owed to Mr. Chang as of a recent date.

Risk Factors, page 13

5. We note your response to comment five from our letter dated November 23, 2009. Even though the company itself is not obligated to make the cash payment to Mr. Chang, VIASPACE Inc.'s ability to make that payment is relevant to the company since it determines whether or not the second closing occurs. Therefore, as previously requested, please include a risk factor highlighting the uncertainty that the cash payment will be raised.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director